FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  07 May 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EDT)
May 7, 2009

SIGNET REPORTS FIRST QUARTER SAME STORE SALES

Signet Jewelers Ltd ("Signet"), the world's largest specialty retail jeweler, today announced its sales performance for the 13 weeks from February 1 to May 2, 2009.

Group same store sales declined by 2.9% in the 13 week period. Total sales were down by 7.3% on a reported basis to $762.6 million (13 weeks to May 3, 2008: $822.5 million) reflecting an underlying decrease of 1.1% at constant exchange rates (see Note 1).  The average US dollar exchange rate for the period was $1.45/£1 (13 weeks to May 3, 2008: $1.98/£1).  The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Same Store Sales
US	624.8	81.9%	(1.0)%	(1.0)%	(2.6)%
UK	137.8	18.1%	(28.0)%	(1.7)%	(4.2)% (a)
GROUP	762.6	100.0%	(7.3)%	(1.1)%	(2.9)%

(a)  H.Samuel same store sales were down by 2.0% and Ernest Jones by 6.7%.

Terry Burman, Group Chief Executive, commented, "US same store sales were down 2.6%, an encouraging performance compared to the fourth quarter of fiscal 2009.  Valentine's Day trading was stronger than the remainder of the period, with differentiated merchandise performing particularly well. While Kay achieved an increase in same store sales, Jared was adversely affected by the general weakness in spending among households with above average incomes.

In the UK, same store sales were down by 4.2%, with performance a little weaker towards the end of the period.  The business benefitted from the continued focus on customer service, staff training and merchandising initiatives, with H.Samuel's figures being comparatively resilient."

Enquiries:	Terry Burman, Group Chief Executive	+1 441 296 5872
	Walker Boyd, Group Finance Director	+1 441 296 5872

	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0)20 7404 5959

Signet operated 1,957 specialty retail jewelry stores at May 2, 2009; these included 1,400 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 557 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.  See also www.kay.com, www.jared.com,  www.hsamuel.co.uk and  www.ernestjones.co.uk .

  Investor Relations Program Details

First quarter results
First quarter earnings results for the 13 weeks ended May 2, 2009 are expected to be announced on Thursday June 4, 2009 at 7.30 a.m. EDT (12.30 p.m. BST) and a conference call on that day for all interested parties is expected to take place at 9.00 a.m. EDT (2.00 p.m. BST).

European dial-in:	+44 (0)20 7806 1950
US dial-in:	+1 718 354 1385

European replay until June 8:	+44 (0)20 7806 1970	Access code: 6934146#
US replay until June 8:	+1 718 354 1112	Access code: 6934146#

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

	13 weeks to May 2, 2009	13 weeks to May 3, 2008	Change at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	624.8	631.1	(1.0)	-	631.1	(1.0)
UK, Channel Islands & Republic of Ireland	137.8	191.4	(28.0)	(51.2)	140.2	(1.7)
	762.6	822.5	(7.3)	(51.2)	771.3	(1.1)

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk factors" section of the Company's fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 07 May 2009